UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Rite Aid Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

767754104

(CUSIP Number)

Brigitte Dufour

The Jean Coutu Group (PJC) Inc.

530 rue Beriault

Longueuil QC, Canada, J4G 1S8

(450) 646-9611

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP No. 767754104	13D/A

1	NAME OF REPORTING PERSONS The Jean Coutu Group (PJC) Inc. I.R.S. Identification Nos. of above persons (entities only) 98-0397546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,401,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,401,162
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,401,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%[1]
14	TYPE OF REPORTING PERSON CO

1 Based on 904,564,621 shares of Issuer’s common stock outstanding as of April 11, 2013, as reported in Issuer’s Form 10-K for the fiscal year ended March 2, 2013.

CUSIP No. 767754104	13D/A

1	NAME OF REPORTING PERSONS Jean Coutu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,401,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,401,162
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,401,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%[2] (See Item 5)
14	TYPE OF REPORTING PERSON IN

2 Based on 904,564,621 shares of Issuer’s common stock outstanding as of April 11, 2013, as reported in Issuer’s Form 10-K for the fiscal year ended March 2, 2013.

CUSIP No. 767754104	13D/A

1	NAME OF REPORTING PERSONS 3958230 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,401,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,401,162
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,401,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%[3] (See Item 5)
14	TYPE OF REPORTING PERSON CO

3 Based on 904,564,621 shares of Issuer’s common stock outstanding as of April 11, 2013, as reported in Issuer’s Form 10-K for the fiscal year ended March 2, 2013.

This Amendment No. 5 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2007 (as further amended by the Amendment No. 1 dated July 5, 2011, Amendment No. 2 dated April 19, 2012, Amendment No. 3 dated April 23, 2012 and Amendment No. 4 dated April 15, 2013, the “Schedule 13D”), by The Jean Coutu Group (PJC) Inc., a Quebec corporation (“PJC”), 3958230 Canada Inc., a Canadian corporation (“Numbered Company”), and Jean Coutu, a Canadian citizen (“Mr. Coutu”). This Amendment No. 5 relates to shares of common stock, par value $1.00 per share (the “Common Stock”), of Rite Aid Corporation (the “Issuer”) held by PJC. The principal executive offices of the Issuer are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The Issuer’s telephone number is (717) 761-2633. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 5.

Item 4 is hereby amended to read in its entirety as follows:

Item 4. Purpose of Transaction.

The shares of Common Stock are held by PJC for investment purposes. Subject to applicable securities laws and regulations, the reporting persons may dispose or acquire securities of the Issuer, including the Common Stock, depending upon the position of the market, the Issuer, and other factors. On April 15, 2013, PJC transmitted a Form 144 (the “Original Form 144”) with the SEC disclosing its intent to sell up to 72,500,000 shares of Common Stock of the Issuer in open market transactions. On April 16, 2013, PJC sold 72,500,000 shares of Common Stock of the Issuer in brokered transactions pursuant to Rule 144. On June 25, 2013, PJC transmitted a Form 144/A amending the Original Form 144 with the SEC disclosing its intent to sell up to an additional 40,500,000 shares of Common Stock of the Issuer in open market transactions. On June 26, 2013, PJC sold 40,500,000 shares of Common Stock of the Issuer in brokered transactions pursuant to Rule 144. Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5 is hereby amended to read in its entirety as follows:

Item 5. Interest in Securities of the Issuer

The response to Item 6 is incorporated herein by this reference.

PJC is the beneficial owner of, and has the sole power to vote and dispose of, 65,401,162 shares of the Common Stock, representing 7.23% of the Common Stock issued and outstanding.

As a result of its relationship with PJC, Numbered Company may be deemed to be the beneficial owner of, and have the power to vote and dispose of, 65,401,162 shares of the Common Stock, representing 7.23% of the Common Stock issued and outstanding, owned by PJC; however, Numbered Company disclaims beneficial ownership of such shares in excess of its pecuniary interest.

As a result of his relationship with PJC and Numbered Company, Mr. Coutu may be deemed to be the beneficial owner of, and have the power to vote and dispose of, 65,401,162 shares of the Common Stock, representing 7.23% of the Common Stock issued and outstanding, owned by PJC; however, Mr. Coutu disclaims beneficial ownership of such shares in excess of his pecuniary interest.

Set forth below are the sales of Common Stock by PJC since the filing of Amendment No. 4 to the Schedule 13D:

Date	Number of Shares	Price per Share
June 26, 2013	40,500,000	$2.75

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013	THE JEAN COUTU GROUP (PJC) INC.

	By:	/s/ Jean Coutu
Name: Jean Coutu Title: Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013	3958230 CANADA INC

	By:	/s/ Jean Coutu
Name: Jean Coutu Title: Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013	/s/ Jean Coutu
Jean Coutu

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